

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2024

Denis P. Coleman III
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 102282

> **Re: The Goldman Sachs Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-14965**

Dear Denis P. Coleman III:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Sheara Fredman